U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    001-13467


                                                                   CUSIP NUMBER
                                                                   202739 10 8





Form 10-K and Form                                 Form 10-Q and Form
  10-KSB [ ]    Form 20-F [ ]     Form 11-K [ ]    10-QSB [X]    Form N-SAR  [ ]



For Period Ended:  September 30, 1997

[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant:   Commonwealth Biotechnologies, Inc.

Former Name, if Applicable:         N/A

Address of Principal Executive Office:       911 East Leigh Street, Suite G-19,
                                             Richmond, Virginia 23219


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (check box if appropriate):

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

         The Company is currently seeking clarification from the Securities and Exchange Commission regarding the interaction of relevant Staff Accounting Bulletins (Topic 4D) for initial public offerings and FASB Statement 128, Earnings Per Share. FASB Statement 128 will require retroactive computations of earnings per share in 1998 for the period ended September 30, 1997. As Topic 4D specifies that anti-dilutive securities be given effect in the earnings per share calculations, including filings subsequent to the Company's initial public offering that include the period the initial public offering became effective, and FASB 128 requires a retroactive computation that would not give effect to the anti-dilutive securities, the Company is seeking clarification from the Office of Small Business on this issue. The Office of Small Business has indicated that they will respond by Tuesday, December 2, 1997. The Company anticipates filing the Form 10-QSB for the period ended September 30, 1997 shortly thereafter.

         The Company is not filing other parts of the Form 10-QSB at this time, as it believes that the effect of the anti-dilutive securities is material and relevant to the financial statements and management's discussion and analysis taken as a whole. In addition, such information would be potentially misleading to investors without the appropriate disclosures required for recent accounting pronouncements.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification: J. Benjamin English, Esq. (804) 783-2003

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Commonwealth Biotechnologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    COMMONWEALTH BIOTECHNOLOGIES, INC.

                                    By:  /s/  Robert B. Harris
                                       ------------------------
                                              Robert B. Harris,
                                              President

Date:    December 2, 1997